                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ThermoEnergy Corporation
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    883906406
                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                       1900 Avenue of the Stars, 19th Fl.
                              Los Angeles, CA 90067
                                 (310) 201-7553

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 April 13, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906406


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

         (4) Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          23,333,334
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                          (10) Shared Dispositive Power
                                            23,333,334

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         23,333,334

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 /_/

(13)     Percent of Class Represented by Amount in Row (11)

         35.0% (1)

(14)     Type of Reporting Person (See Instructions)

         IN

-------------------------
(1) Based on 65,676,235 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 883906406


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          23,333,334
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            23,333,334

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         23,333,334

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  /_/

(13)     Percent of Class Represented by Amount in Row (11)

         35.0% (1)

(14)     Type of Reporting Person (See Instructions)

         IN

-------------------------
(1) Based on 65,676,235 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 883906406


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          23,333,334
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            23,333,334

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         23,333,334

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  /_/

(13)     Percent of Class Represented by Amount in Row (11)

         35.0% (1)

(14)     Type of Reporting Person (See Instructions)

         OO

-------------------------
(1) Based on 65,676,235 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 883906406


Item 1.  Security and Issuer

         This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on December 31, 2007 (the "Initial Schedule 13D") and prior amendments thereto. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

Item 4.  Purpose of Transaction

         This Amendment No. 2 is being made to disclose that the Reporting Persons have proposed to the Issuer changes in the composition of the board of directors (the "Board"). The Reporting Persons also believe that Issuer should review its management and other personnel needs. These efforts would be intended to result in stronger oversight by the Board and to improve the ability of Issuer to execute its business plan.

         If Issuer does not make changes to Board and review other operational requirements, the Reporting Persons may take other actions to effect such changes, either at a meeting of stockholders or an action by written consent of shareholders to remove and/or elect directors and/or to amend the Issuer's bylaws to eliminate the classification of the Board.

         One of Issuer's principal technologies is a chemical-based ammonia removal process ("ARP") system to be integrated into water treatment plants which is believed to have strong competitive advantages over currently used biological ammonia removal systems. Currently, Issuer is negotiating a contract (the "NYC Contract") to install an ARP system in Jamaica Bay for New York City. The system would be the initial commercial project for the ARP technology, and the Issuer hopes to be able develop additional ARP systems for the New York City as well as other waste water systems throughout the country and internationally.

         The Reporting Persons believe that it is essential that the Company effectively perform its obligations under the NYC Contract, if received, and that Issuer have in place executive and project management personnel, controls and procedures necessary to adequately insure that it will be able to effectively perform its duties under the NYC Contract, and to manage the project procurement process that will be required for future success. It is believed that a failure to effectively perform under the NYC Contract is likely to have a material, adverse effect on the Issuer and its results of operations, and, in particular, its ability to market and develop the ARP at other waste water facilities. As a principal shareholder of the Issuer, the Reporting Persons desire to take steps to assure the successful completion of the NYC Contract.

         The Reporting Persons are currently the beneficial owners of 35% of outstanding Common Stock. The Reporting Persons have acquired securities of the Issuer in a PIPE offering in December 2007 and a second PIPE offering in September 2008. In the 2008 PIPE offering, (1) the Reporting Persons purchased from the Issuer for $2.0 million: (a) a convertible promissory note in the principal amount of $2.0 million due September 30, 2013, with a conversion price of $0.75 per share, and (b) a warrant to purchase up to 4 million shares of Common Stock expiring September 30, 2013, and (2) the Reporting Persons agreed to purchase in the future for $5.0 million: (the "$5 Million Investment"): (a) a convertible promissory note in the principal amount of $5.0 million, and (b) a warrant to purchase 10 million shares of Common Stock. The exercise price of both of the warrants described above is $0.525 per share.

         One of the conditions to the consummation of the $5 Million Investment is that Issuer enter into the New York City Contract on specified terms, which has not occurred to date. In lieu of the $5 Million Investment and due to the Issuer's need for additional capital, the Reporting Persons have made a number of proposals to the Issuer with respect to an alternative investment in the Issuer. These included a proposal on April 13, 2009, to make a two part, $5.0 million investment, including a $2.0 million investment prior to execution of the NYC Contract, on terms that would fix the number of directors on the Board at seven persons, three of which would be designated by the Reporting

CUSIP No. 883906406


Persons and two of whom would be existing directors Alex Fassbender and Jim Wood. Alex Fassbender is the Chief Technical Officer of the Company and Jim Wood is the President and Chief Executive Officer of Babcock Power Inc., with whom the Issuer has entered into a joint venture agreement with respect to its zero air emission power plant technology. The Reporting Persons have not determined who it would designate to be directors of the Issuer. In addition, the Reporting Person would obtain an approval right with respect to certain transactions by the Issuer.

         On April 20, 2009, the Issuer rejected the Reporting Persons' proposal and provided a counter offer, which the Reporting Persons have rejected.

         The Reporting Persons continue to seek to effect the changes described above. The Reporting Persons have not determined but reserve the right to exercise and/or convert the warrants and notes described above, purchase additional shares of Common Stock in the open market or in private transactions, or take other actions to increase the Reporting Persons' economic stake and voting influence over the Issuer. The Reporting Persons may also from time to time determine to sell Common Stock and other securities in the open market or in private transactions.

         Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent they deem advisable.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 2, the Reporting Persons beneficially own a total of 23,333,334 shares of Common Stock, which are held of record by the Trust. The 23,333,334 shares include 6,666,667 shares of Common Stock, 14,000,000 shares of Common Stock issuable upon exercise of warrants, and 2,666,667 shares of Common Stock issuable upon conversion of a convertible promissory note.

         (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:        Agreement Regarding Joint Filing of Amendment
                           No. 2 to Schedule 13D

         Exhibit B:        Proposal Regarding Corporate Governance

CUSIP No. 883906406



SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  April 27, 2009          /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 2 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 2 to Schedule 13D with respect to the Common Stock of ThermoEnergy Corporation is a joint filing being made on their behalf.



Dated:  April 27, 2009          /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

                                    EXHIBIT B

                     PROPOSAL REGARDING CORPORATE GOVERNANCE


                                 April 13, 2009






GOVERNANCE:       The Quercus Trust ("Quercus") will have the right to appoint not fewer than 40% of the members of the board of directors of ThermoEnergy Corporation (the "Company"), which board shall consist of no more than seven members unless otherwise agreed by Quercus, and holders of the Common Stock shall have the right to appoint the remaining members of the board of directors, provided that two of the directors elected by holders of the Common Stock shall initially be Alex Fassbender and Jim Wood. All actions of the board shall require the approval of at least one director appointed by Quercus.
                  Quercus shall vote on all other matters on an as-converted basis together with the Common Stock and not as a separate class, except as specifically provided herein or as otherwise required by law.

                  As long as at least $2 million aggregate principal amount of the convertible notes held by Quercus are outstanding, all "Major Decisions" shall require the approval of at least two-thirds of the members of the board of directors present at a meeting duly called for the purpose at which a quorum is present. The term "Major Decisions" shall include any decision to (a) issue equity securities at a price below the conversion price of the notes held by Quercus at the time, (b) incur indebtedness for borrowed money (subject to customary exceptions to be agreed upon), (c) enter into any merger or other agreement involving a sale of all or substantially all the business or assets of the Company and its subsidiaries,
                  (d) enter into, terminate, or waive any material provision of any material agreement, (e) retain independent counsel or accountants (other than for the purpose of evaluating transactions in which Quercus has a material interest).